Exhibit 99.3

GH Research Reports Second Quarter 2026 Financial Results and Provides Business Update

•	Alignment with FDA on CMC and device plans for Phase 3

•	Successfully completed GH001-HV-106 and GH001-HV-109 Phase 1 trials

•	Further strengthening of US and EU mebufotenin patent estate

•	Phase 2a results in postpartum depression published in The Journal of Clinical Psychiatry

•	Cash, cash equivalents and marketable securities of $362.7 million as of June 30, 2026

DUBLIN, August 6, 2026 (GLOBE NEWSWIRE) -- GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression, today reported financial results for the quarter ended June 30, 2026, and provided a business update.

Business Updates

Global Pivotal Program of GH001 in TRD

We have completed GH001-HV-106, our Phase 1 clinical pharmacology trial of our proprietary aerosol delivery device in healthy volunteers, and GH001-HV-109, our IND-opening Phase 1 trial of GH001 in healthy volunteers in the United States. Based on the results of GH001-HV-106, we have selected the doses for our pivotal program.

In July 2026, we received written responses from the FDA confirming that our CMC and device plans appear Phase 3 ready. We continue to engage with the FDA on the design of the pivotal program, which is intended to replicate the Phase 2b trial, including consideration of recent FDA guidance issued in July 2026, and we continue to target initiation of our pivotal program in 2026.

Intellectual Property

In July 2026, the U.S. Patent and Trademark Office granted U.S. Patent No. 12,685,721, with claims directed to methods of treating major depressive disorder (MDD) and treatment-resistant depression (TRD), by administering an aerosol of mebufotenin, which is expected to expire no earlier than 2043. We continue to be the company with the earliest patent filings relating to treatment of MDD and TRD using mebufotenin and continue prosecution of further claims.

Also in July 2026, the main request of our European Patent No. 3 927 337 was maintained following an opposition hearing before the European Patent Office. As maintained, the patent claims mebufotenin, and salts thereof, for use in the treatment of MDD and TRD including, but not limited to, mebufotenin administered through inhalation, intravenous and intranasal routes, and is expected to expire no earlier than 2040.

Publications and Scientific Presentations

In June 2026, the full results of our Phase 2a trial of GH001 in postpartum depression were published in The Journal of Clinical Psychiatry. In addition, an analysis of our Phase 2b GH001-TRD-201 trial showing efficacy independent of the number of prior antidepressant treatment failures was published in Psychopharmacology Bulletin. Data from GH001-TRD-201 were also presented at the American Society of Clinical Psychopharmacology Annual Meeting in May 2026 and at the 37th World Congress of Neuropsychopharmacology in June 2026, and further posters have been accepted for the International Society for Bipolar Disorders Annual Conference in September 2026 and the European College of Neuropsychopharmacology Congress in October 2026, where we will also host an industry symposium.

Second Quarter 2026 Financial Highlights

Cash position

Cash, cash equivalents and marketable securities were $362.7 million as of June 30, 2026, compared to $280.7 million as of December 31, 2025. Gross proceeds from the underwritten offering in Q2 2026 were $117.5 million. Marketable securities are comprised of investment grade bonds.

Research and development expenses

R&D expenses were $12.4 million for the quarter ended June 30, 2026, compared to $9.0 million for the same quarter in 2025. The increase is primarily due to increased clinical development expenses as well as employee expenses.

General and administrative expenses

G&A expenses were $7.1 million for the quarter ended June 30, 2026, compared to $5.7 million for the same quarter in 2025. The increase is primarily due to an increase in professional fees.

Net loss

Net loss was $15.1 million, or $0.23 loss per share, for the quarter ended June 30, 2026, compared to $9.3 million, or $0.15 loss per share, for the same quarter in 2025.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with TRD.

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our Phase 2b GH001-TRD-201 trial, where the primary endpoint was met with a Montgomery-Åsberg Depression Rating Scale (MADRS) reduction from baseline of -15.5 points compared with placebo on Day 8 (p<0.0001), we believe that GH001 has the potential to change the way TRD is treated today.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our plans and expectations with respect to the initiation, timing, progress and design of our global Phase 3 pivotal program for GH001; our plans and expectations with respect to seeking FDA alignment on the pivotal program design; our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned nonclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, our expectations related to commencing trials in the United States, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the risk that we may not be able to initiate or complete our global Phase 3 pivotal program for GH001 on the timelines we are targeting or at all; the risk that we may not obtain FDA alignment on the pivotal program design on favorable terms or at all; the risk that future clinical trials of GH001 or clinical trials of GH002 or other product candidates we propose in future INDs are placed on clinical hold by the FDA; the risk that we may not be able to commence clinical trials in the United States on the timelines we are targeting; and those other risks described in our filings with the U.S. Securities and Exchange Commission from time to time. No assurance can be given that such future results, plans, or expectations or targets will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations

Julie Ryan
GH Research PLC
investors@ghres.com

GH RESEARCH PLC

Condensed Consolidated Interim Statement of Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$’000	$’000	$’000	$’000

Operating expenses
Research and development	(12,399)	(8,958)	(24,778)	(16,810)
General and administration	(7,056)	(5,746)	(13,426)	(10,626)
Loss from operations	(19,455)	(14,704)	(38,204)	(27,436)

Finance income	2,657	3,074	4,851	5,833
Finance expense	(83)	(174)	(167)	(352)
Movement of expected credit loss	7	13	8	(6)
Foreign exchange gain/(loss)	1,728	2,502	(601)	1,860
Total other income	4,309	5,415	4,091	7,335

Loss before tax	(15,146)	(9,289)	(34,113)	(20,101)
Tax charge/(credit)	-	-	-	-
Loss for the period	(15,146)	(9,289)	(34,113)	(20,101)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	(45)	(82)	(129)	(22)
Currency translation adjustment	(2,561)	457	(1,739)	989
Total comprehensive loss for the period	(17,752)	(8,914)	(35,981)	(19,134)

Attributable to owners:
Loss for the period	(15,146)	(9,289)	(34,113)	(20,101)
Total comprehensive loss for the period	(17,752)	(8,914)	(35,981)	(19,134)

Loss per share
Basic and diluted loss per share (in USD)	(0.23)	(0.15)	(0.53)	(0.33)

GH RESEARCH PLC

Condensed Consolidated Interim Balance Sheet (Unaudited)

(in thousands)

	At June 30,	At December 31,
	2026	2025
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	345,053	246,251
Marketable securities	17,597	34,457
Other current assets	6,174	5,268
Total current assets	368,824	285,976
Non-current assets
Property, plant and equipment	502	620
Other non-current assets	3,023	1,634
Total non-current assets	3,525	2,254
Total assets	372,349	288,230

LIABILITIES AND EQUITY
Current liabilities
Trade payables	5,933	3,773
Lease liability	354	365
Other current liabilities	6,566	4,242
Total current liabilities	12,853	8,380
Non-current liabilities
Lease liability	6	147
Total non-current liabilities	6	147
Total liabilities	12,859	8,527

Equity attributable to owners
Share capital	1,716	1,551
Additional paid-in capital	542,672	431,061
Other reserves	16,453	13,292
Foreign currency translation reserve	(13,515)	(11,776)
Accumulated deficit	(187,836)	(154,425)
Total equity	359,490	279,703
Total liabilities and equity	372,349	288,230